DARSHAN WADHWA CPA PC
4212 Sunset Blvd
Houston, Texas 77005
(713) 349-0273 or (832) 668-4770
Fax (713) 357-4822 ◆ WADHWA1181@gmail.com

To the Partners
The Spice-Route Co-Musaafer
Houston, Texas

Management is responsible for the accompanying financial statements of The Spice-Route Co- Musaafer (a partnership), which comprise the balance sheet as of December 31, 2019 and 2020, and the related statements of income and partners' capital and cash flows for the year then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. I have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. I did not audit the financial statements nor was I (were we) required to perform any procedures to verify the accuracy or completeness of the information provided by management. I do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

Darshan Wadhwa

Darshan Wadhwa CPA Houston, Texas
October 06, 2021

Member, American Institute of Certified Public Accountants Member, Texas Society of Certified Public Accountants
Member, Houston Chapter, Texas Society of Certified Public Accountants

Financial statements

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Historical Results of Operations

Our company was initially organized in July 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- Revenues & Gross Margin. For the period ended December 31, 2020, the Company had revenues of $3,200,413. Our gross margin was 58.42%.
- Assets. As of December 31, 2020, the Company had total assets of $7,929,638, including $586,345 in cash.
- Net Income. The Company has had net loss of ($2,020,790) for 2020.
- Liabilities. The Company's liabilities totaled $4,396,170 for 2020.

Liquidity & Capital Resources

To-date, the company has been financed with $5,000,000 in convertibles.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum number of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

THE Spice Route Co LLC cash in hand is $250,000, as of August 2021. Over the last three months, revenues have averaged $675,000/month, cost of goods sold has averaged $148,000/month, and operational expenses have averaged $443,000/month, for an average net margin of $84,000 per month. Our intent is to be profitable in 0 months.

In six months, we hope to be generating $900K in monthly revenues and incur $250K in monthly expenses. These projections cannot be guaranteed.

For additional capital outside of this offering, we could solicit accredited investors in our network and institutional loans.

The Spice-Route Co-Musaafer
Notes to Financial Statements
December 31, 2020

NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Spice-Route Co-Musaafer is a limited partnership organized in State of Texas in 2016 and then as a holding company in Delaware 2021. The restaurant is providing food that is true to its flavor & region. Tastes from various regions of India, stylishly plated using modern techniques, in a unique & beautiful setting. The standard of service is one of impeccable expectancy, yet friendly, with an extreme attention to detail. Set to the highest standards of food & service, in how a diner perceives Indian cuisine.

Summary of Significant Accounting

Policies Basis of Accounting

Basis of accounting refers to the time when revenues and expenditures are recognized in the accounts and reported in the financial statements. Basis of accounting relates to the timing of the measurements made, regardless of the measurement focus applied. The basis of accounting used by Chemicals Inc. is the accrual basis. Revenues are recognized when they become measurable and available as current assets. Expenditures are recognized when they are incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of American requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Cash and Cash Equivalents

The entity defines cash equivalents as highly liquid investments having an original maturity of ninety days or less. The company had no cash equivalents as of December 31, 2020.

Income Taxes

The Company has elected to be taxed under the provisions of Partnership Taxation of the Internal Revenue Code. Under those provisions, the company does not pay corporate federal income taxes on its taxable income. Instead, the partners are liable for individual federal income taxes on their respective shares.

Property and Equipment

The Company's fixed assets are recorded at cost. For federal income tax purposes, depreciation is computed under the modified accelerated recovery system. Depreciation of equipment and buildings is calculated by the straight-line method for financial reporting purposes at rates on the following estimated useful lives:

	Years
Buildings	25-39
Machinery and equipment	7
Furniture and fixtures	7

Expenditures for major renewals and betterments that extend the useful life of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expenses as incurred.

Description of Leasing Arrangements

The company leases its restaurant premises from HG GALLARIA, LLC under noncancelable operating leases for ten years which commenced on June 30, 2017 and ends on last day of January next following the end of tenth lease year. The rental expenses amounted to $ 870,572 in 2020. The rent also includes six percent of sales and other operating charges of $20 per square feet.

The following is a schedule of future minimum lease payments excluding six percent of sales and other operating charges required under the leases:

2021	$684,950
2022	$698, 606
2023	$712,582

Long Term Liabilities

Note Payable to Nitya Capital carries an interest at 3.5%. Note payable to Wallis State Bank carries an interest at 5%, principal payments start in 2021 and interest payments only in 2020. Notes payable current portion $328,000 consists of approximately one year principal Wallis Bank and NAAD long term loan.

The Spice-Route Co-Musaafer
2019 Balance Sheet, December 31,2019

ASSETS				
	Current Assets			
		Cash		$ 5,839
		Certificate of Deposit		504,213
		Other Current Assets		1,500
	Total Current Assets			511,552
	Property and Equipment			
		Furniture and Fixtures	660,500	
		Kitchen and Other Equipment	522,345	
		Leasehold Improvements	2,976,420	4,159,265
	Other Assets			
		Capitalized Costs		1,408,938
	Total Other Assets			1,408,938
TOTAL ASSETS				$6,079,755
LIABILITIES & PARTNERS' CAPITAL				
	Liabilities			
		Long Term Liabilities		
		N/P - Nitya Capital		1,225,000
		Total Long-Term Liabilities		1,225,000
	Total Liabilities			1,225,000
	Partners' Capital			
		Partners' Capital		4,854,755
	Total Partners' Capital			4,854,755
TOTAL LIABILITIES & PARTNERS' CAPITAL				$6,079,755

See CPA's Review Report: Page 5-6

The Spice-Route Co-Musaafer

2019 Income Statement, December 31,2019

No income statement as of December 31, 2019. The company began its operations in 2020, that is why only balance sheet and liabilities & partners' capital is presented.

Revenue		0
Cost of Goods Sold		0
Gross Profit		0
Expenses		
Advertising and Promotion	0	
Costs of Operations	0	
Insurance Expense	0	
Legal & Professional Fees	0	
Management Fees	0	
Payroll Expense	0	
Rent Expense	0	
Uniforms	0	
Utilities	0	
Amortization Expense	0	
Depreciation Expense	0	
Interest Expense	0	
Operating Loss		0
Other Income		0
Net Loss		0
Partners' Capital January 1, 2019		4,854,755
Partners' Capital December 31, 2019		4,854,755

See CPA's Review Report: Page 5-6

The Spice-Route Co-Musaafer

2019 Statement of cash flows, December 31,2019

No cash flow as of December 31, 2019. The company began its operations in 2020, that is why only balance sheet and liabilities & partners' capital is presented.

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income<Loss>		
Adjustments to reconcile Net Income to		
net cash provided by operations	0	
Employee Advances	0	
Inventory	0	
Tenant Allowance Receivable	0	
Accounts Payable	0	
Deferred Revenue	0	
Other Current Liabilities	0	
Payroll Liabilities	0	
PPP Loan Proceeds	0	
Sales Tax Payable	0	
Depreciation Expense	0	
Amortization Expense	0	
INVESTING ACTIVITIES		
Fixed Assets	0	
Capitalized Costs	0	
Intercompany Transfers	0	
Security Deposits	0	
Startup cost	0	
Net cash provided by Investing Activities		0
FINANCING ACTIVITIES		
N/P - Nitya Capital	1,225,000	
Partners' Capital	4,854,755	
Net cash provided by Financing Activities		0
Net cash increase for period		0
Cash at beginning of period		5,839
Cash at end of period		$5,839

See CPA's Review Report: Page 5-6

The Spice-Route Co-Musaafer

2019 Partners' Equity, December 31,2019

	Partners Capital	Retained Earnings	Total
BEGINNING BALANCE, January 1, 2019	2,597,810	(200,022)	2,397,788
Capital Contributed	2,456,967		2,456,967
Other comprehensive gain/(loss)			-
Net income (loss)	-		-
Balance, December 31, 2019	5,054,777	(200,022)	4,854,755

See CPA's Review Report: Page 5-6

The Spice-Route Co-Musaafer
Statement of Income and Partners Capital
Year Ended December 31, 2020

Revenue		$2,962,282
Cost of Goods Sold		1,382,572
Gross Profit		1,579,709
Expenses		
Advertising and Promotion	24,962	
Costs of Operations	155,003	
Insurance Expense	66,795	
Legal & Professional Fees	94,738	
Management Fees	878,270	
Payroll Expense	964,459	
Rent Expense	870,572	
Uniforms	56,787	
Utilities	38,958	
Amortization Expense	73,610	
Depreciation Expense	239,860	
Interest Expense	166,029	3,630,044
Operating Loss		-2,050,334
Other Income		29,544
Net Loss		-2,020,790
Partners' Capital January 1, 2020		5,554,258
Partners' Capital December 31, 2020		$3,533,468

See CPA's Review Report: Page 5-6

The Spice-Route Co-Musaafer
Balance Sheet, December 31, 2020

ASSETS

Current Assets		
Cash		62,588
Certificate of Deposit		523,757
Other Current Assets		2,400
Inventory		51,720
Tenant Allowance Receivable		815,138
Total Current Assets		1,455,603
Property and Equipment		
Furniture and Fixtures	850,248	
Kitchen and Other Equipment	795,346	
Leasehold Improvements	3,667,124	
	5,312,718	
Accumulated Depreciation	-239,860	
Total Property and Equipment		5,072,858
Other Assets		
Startup Costs		1,472,193
Security Deposits		2,594
Accumulated Amortization		-73,610
Total Other Assets		1,401,177
TOTAL ASSETS		$7,929,638

LIABILITIES & PARTNERS' CAPITAL	
Liabilities	
Current Liabilities	
Accounts Payable	615,295
Deferred Revenue	7,093
Interest Payable-Nitya Capital	152,451
Note Payable Naad LP	40,000
Payroll Liabilities	21,619
PPP Loan Proceeds	178,700
Sales Tax Payable	90,276
N/P - Current Portion - ST	328,000
Total Current Liabilities	1,433,434
Long Term Liabilities	
N/P - NAAD LP	290,736
N/P - Nitya Capital	2,000,000
N/P - Wallis Bank	1,000,000
N/P - Current Portion - LT	-328,000
Total Long-Term Liabilities	2,962,736
Total Liabilities	4,396,170
Partners' Capital	
Partners' Capital	5,554,258
Net Income<Loss>	-2,020,790
Total Partners' Capital	3,533,468
TOTAL LIABILITIES & PARTNERS' CAPITAL	$7,929,638

See CPA's Review Report: Page 5-6

The Spice-Route Co-Musaafer
Statement of Cash Flow
Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income<Loss>		
Adjustments to reconcile Net Income to		
net cash provided by operations	-2,020,790	
Employee Advances	-900	
Inventory	-51,720	
Tenant Allowance Receivable	-815,138	
Accounts Payable	615,295	
Deferred Revenue	7,093	
Other Current Liabilities	192,451	
Payroll Liabilities	21,619	
PPP Loan Proceeds	178,700	
Sales Tax Payable	90,276	
Depreciation Expense	239,860	
Amortization Expense	73,610	-1,469,644
INVESTING ACTIVITIES		
Fixed Assets	-1,153,453	
Capitalized Costs	1,405,638	
Intercompany Transfers	3,300	
Security Deposits	-2,594	
Startup cost	-1,472,193	
Net cash provided by Investing Activities		-1,219,302
FINANCING ACTIVITIES		
N/P - NAAD LP	290,736	
N/P - Nitya Capital	775,000	
N/P - Wallis Bank	1,000,000	
Partners' Capital	699,503	
Net cash provided by Financing Activities		2,765,239
Net cash increase for period		76,293
Cash at beginning of period		510,052
Cash at end of period		$586,345

See CPA's Review Report: Page 5-6

The Spice-Route Co-Musaafer

2020 Partners' Equity, December 31,2020

	Partners Capital	Retained Earnings	Total
BEGINNING BALANCE, January 1, 2020	5,054,777	(200,022)	4,854,755
Capital Contributed	699,503		699,503
Other comprehensive gain/(loss)			-
Net income (loss)	(2,020,790)		(2,020,790)
Balance, December 31, 2020	3,733,490	(200,022)	3,533,468

See CPA's Review Report: Page 5-6